Second Quarter 2012 Results

MAXCOM REPORTS RESULTS FOR THE SECOND QUARTER OF 2012

Mexico City, July 26, 2012. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended June 30, 2012.

NOTE: The monetary amounts in this report have been presented in accordance to International Financial Reporting Standards (IFRS). Figures are expressed in millions of current Mexican Pesos.

Results | Second Quarter 2012

Financial Summary:

	2Q12	2Q11	Δ%	6M12	6M11	Δ%
Million Pesos
Revenues	517	592	(13%)	1,064	1,182	(10%)
EBITDA	170	203	(16%)	336	406	(17%)
EBITDA Margin	33%	34%		32%	34%

Net Income	(240)	(46)	N.A.	(142)	(79)	N.A.

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased 6% to 577,387 in 2Q12 compared to the same period last year. The Company recorded RGU net connections of 15,330 during the quarter.
•	Total company customer base increased by 9% to reach 265,399 customers.
•	When compared to the same period last year, voice RGUs remained quasi flat to reach 364,316. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
•	Data residential RGUs increased by 23% to 115,992 in comparison to 94,306 in 2Q11.
•	The number of coin operated public phones totaled 37,355 a decrease of 9% in comparison to those in 2Q11.
•	The total mobile RGU base totaled 31,145 units which is 10% less than the number registered in 2Q11.
•	Pay TV number of RGUs reached 62,916 which is 22% more than the number recorded in 2Q11.
•	Residential RGU per customer stayed flat in 1.7 in 2Q12 when compared to the same ratio in 2Q11.
•	Commercial RGU per customer increased from 18.1 in 2Q11 to 20.7 in 2Q12.

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Second Quarter 2012 Results

Operating Results

	2Q12	2Q11	Δ%
Residential Customers	261,984	239,580	9%
Voice	231,845	222,771	4%
Data	113,904	91,730	24%
Mobile	25,721	27,855	(8%)
TV	62,724	51,712	21%

Residential RGUs	448,704	410,533	9%
Voice	238,767	229,979	4%
Data	115,992	94,306	23%
Mobile	31,029	34,536	(10%)
TV	62,916	51,712	22%
RGU per Residential Customer	1.7	1.7	0%

Commercial Customers	3,368	3,688	(9%)
Voice	3,092	3,403	(9%)
Data	1,414	1,401	1%
Mobile	23	27	(15%)
Other	169	171	(1%)

Commercial RGUs	69,701	66,694	5%
Voice	66,567	63,590	5%
Data	2,749	2,667	3%
Mobile	116	129	(10%)
Other	269	308	(13%)
RGU per Commercial Customer	20.7	18.1	11%

Public Telephony RGUs	37,355	41,004	(9%)

Wholesale RGUs	21,627	28,149	(23%)

Total RGUs	577,387	546,380	6%

Voice RGUs (voice lines in service)	364,316	362,722	0%
Total Number of Customers	265,399	243,320	9%

Revenues

Maxcom total revenues for the second quarter of 2012 were Ps.517 million, a decrease of 13% over revenues of Ps.592 million recorded in the second quarter of 2011. The following table is a breakdown of the sources of revenue for the Company.

		2Q12	Weight %		2Q11	Weight %	Δ%
Residential	Ps.	247	48%	Ps.	253	43%	(2%)
Commercial		153	30%		150	25%	2%
Public Telephony		44	8%		56	9%	(21%)
Wholesale		69	13%		130	22%	(47%)
Other Revenue		4	1%		3	1%	33%
Total	Ps.	517	100%	Ps.	592	100%	(13%)

Total revenues for the first six months ended June 30, 2012 were Ps.1,064 million, a decrease of 10% over revenue of Ps.1,182 million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company:

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Second Quarter 2012 Results

		6M12	Weight %		6M11	Weight %	Δ%
Residential	Ps.	485	45%	Ps.	510	43%	(5%)
Commercial		307	29%		302	26%	2%
Public Telephony		93	9%		124	10%	(25%)
Wholesale		171	16%		239	20%	(28%)
Other Revenue		8	1%		7	1%	14%
Total	Ps.	1,064	100%	Ps.	1,182	100%	(10%)

Residential

Residential revenues represented 48% of the total during 2Q12, compared with 43% in 2Q11. Revenues in the residential business segment reached Ps.247 million, a decrease of 2% or Ps.6 million in comparison to Ps.253 million recorded in 2Q11.

The Ps.6 million decrease in revenues was mainly the effect of:

1.	Lower usage charges by approximately Ps.6 million.
2.	Lower recurrent charges in voice by approximately Ps.2 million.

However, and partially offsetting this decrease, no recurrent charges increased by approximately Ps.3 million.

For the six months ended June 30, 2012, revenues from the residential business totaled Ps.485 million, or a 5% decrease in comparison to the Ps.510 million registered in the same period 2011.

ARPU (average revenue per unit) for the residential business for 2Q12 was Ps.176 which is 7% less than the Ps.189 recorded in 2Q11.

Residential RGU per customer stayed almost flat in 1.7 in 2Q12, same as the 1.7 in 2Q11.

Commercial

Commercial revenues represented 30% of the total during 2Q12, compared to 25% registered in 2Q11. Revenues in the Commercial Business reached Ps.153 million, an increase of 2% in comparison to Ps.150 million recorded in 2Q11.

The 2% or Ps.3 million increase in revenues during 2Q12 is mainly explained by an increase of data charges.

For the six months ended June 30, 2012, revenues from the commercial business totaled Ps.307 million, a 2% increase in comparison to the Ps.302 million registered in the same period 2011.

ARPU of the commercial business for 2Q12 reached Ps.756 which is quite similar to the Ps.758 recorded in 2Q11.

In addition, RGU per commercial increased 11% to reach 20.7 in 2Q12 compared to 18.1 in 2Q11.

Public Telephony

Public Telephony represented 8% of total revenues during 2Q12. Revenues in this business unit totaled Ps.44 million, a decrease of 22% when compared to Ps.56 million in 2Q11. The decrease in revenues is attributed to a reduction in network usage.

For the six months ended June 30, 2012, revenues from the public telephony business totaled Ps.93 million, a 26% decrease in comparison to the Ps.124 million registered in the same period 2011.

Wholesale

In 2Q12, wholesale revenues decreased by 47% to reach Ps.69 million, in comparison to the Ps.130 million registered during the same period in the previous year. The decrease in this unit was mainly driven by a sharp decrease on tariffs.

For the six months ended June 30, 2012, revenues from the wholesale business totaled Ps.171 million, a 28% decrease in comparison to the Ps.239 million registered in the same period 2011.

Other Revenue

Other revenues contributed marginally and reached Ps.4 million, similar to Ps.3 million registered in 2Q11. For the six months ended June 30, 2012, other revenues totaled Ps.8 million, similar to the Ps.7 million registered in the same period 2011.

Network Operation Cost

Network Operation Costs in 2Q12 decreased by 8% or Ps.16 million to reach Ps.183 million in comparison to Ps.200 million in 2Q11. This decrease was mainly due to a Ps.26 million or 15% decrease in network operating services, partially offset by Ps.10 million increase in technical expenses.

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Second Quarter 2012 Results

The Ps.26 million decrease in network operating services was mostly due to a reduction of cost in LD “Long Distance” interconnection of Ps.10 million, circuit leases of Ps.5 million and GSM technology cost for public telephony of Ps.11 million.

For the six months ended June 30, 2012 network operation costs totaled Ps.384 million, a 6% decrease when compared to the Ps.410 million registered in the same period of last year.

SG&A

SG&A expenses were Ps.164 million in 2Q12, 14% or Ps.26 million under the Ps.189 million reported in the same period of 2011. The Ps.26 million decrease was mainly driven by a reduction in payroll.

For the six months ended June 30, 2012 SG&A expenses totaled Ps.344 million, 6% below the Ps.365 million reported in the same period last year.

EBITDA and Adjusted EBITDA

EBITDA for 2Q12 was Ps.170 million, below the Ps.203 million registered in the same period of last year. EBITDA Margin was 33% during the period, almost the same as the 34% of last year. For the six months ended June 30, 2012, EBITDA amounted to Ps.336 million, a 17% decrease in comparison to the Ps.406 million recorded in the same period of 2011. EBITDA margin for the six months of 2012 was 32%, in line with the 34% of the same period 2011.

Adjusted EBITDA for 2Q12 was Ps.167 million, 20% lower than Ps.208 million in the same period of last year. Adjusted EBITDA Margin was 32% during the period, below the 35% of 2Q11.

Operating Income

The Company recorded an operating loss for 2Q12 of Ps.25 million, in the same quarter last year the company achieved operating income of Ps.19 million. For the six months ended June 30, 2012 the company reported an operating loss of Ps.18 million, in comparison to an operating income of Ps.27 million reported in the same period last year.

Depreciation charges during the quarter were Ps.155 million, below the Ps.170 million reported during 2Q11, the fall is a direct consequence of the soft landing in the CAPEX program.

Comprehensive Financial Result

During the quarter, the Company registered a comprehensive financial result of Ps.215 million, a Ps.149 million increase when compared to Ps.66 million in the same period of 2011.

	2Q12	2Q11	ΔPs.	D%
Interest Expense	90	71	19	27%
Interest (Income)	6	0	6	N.A.
Exchange Rate (Gain) Loss – Net	119	(5)	124	N.A.
Total	215	66	149	227%

The higher comprehensive financial result was a consequence of a high exchange rate loss in contrast with the gain realized in the same period last year, having a net variance of Ps.124 million in exchange results.

For the six months ended June 30, 2012, comprehensive financial result for the Company reached Ps.123 million, compared to the Ps.106 million recorded in the same period of 2011.

Taxes

The Company did record minimal deferred income taxes during the quarter for Ps.1 million, in the same venue of the Ps.1 million recorded in the same period last year.

Net Income

The Company posted a net loss during 2Q12 of Ps.239 million, in comparison to the net loss of Ps.46 million reported in the same period of 2011. For the six months ended on June 30, 2012, the Company registered a net accumulated loss of Ps.142 million in comparison to the net loss of Ps.79 million recorded in the same period of 2011.

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Second Quarter 2012 Results

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended June 30, 2012	Quarter Ended June 30, 2011
Resources from Operations and Working Capital	169	187
CAPEX	(134)	(101)
Free Cash Flow	35	86
Financing Activities	(163)	(139)
Cash and Financial Instruments at the Start of the Period	492	382
Cash and Financial Instruments at the End of the Period	364	329

Millions of Pesos	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Resources from Operations and Working Capital	346	264
CAPEX	(213)	(173)
Free Cash Flow	134	91
Financing Activities	(166)	(137)
Cash and Financial Instruments at the Start of the Period	397	375
Cash and Financial Instruments at the End of the Period	364	329

Capital Expenditures

Capital Expenditures during the period totaled Ps.134 million, above the Ps.101 million recorded in 2Q11. Capital Expenditures were primarily used to support the additions of new residential RGUs, as well as for telephone network systems and equipment for Maxcom’s network operation.

For the six months ended June 30, 2012 capital expenditures reached Ps.213 million, in comparison to the Ps.173 million recorded in the same period of 2011.

Indebtedness

At June 30, 2012 the Company reported its Indebtedness level at Ps.2,779 million. The Company’s leverage ratio measured by Debt to EBITDA is at 4.11 times and the Net Debt to EBITDA is at 3.5 times.

###

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez Mexico City, Mexico (52 55) 4770-1170 manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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Second Quarter 2012 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT FINANCIAL POSITION IFRS

Thousand of Mexican Pesos (''Ps.'')

	As of June 30,		As of June 30,		vs 2T11
	2012		2011		Var $		Var %
ASSETS:
CURRENT ASSETS:
Cash and financial instruments	Ps.	364,155	Ps.	329,432	Ps.	34,723	11%
		364,155		329,432		34,723	11%
Accounts receivable:
Customers, net of allowance		614,002		793,178		(179,176)	-23%
Value added tax refundable		135,465		173,317		(37,852)	-22%
Other sundry debtors		76,675		75,502		1,173	2%
		826,142		1,041,997		(215,855)	-21%

Inventory		13,447		12,723		724	6%
Prepaid expenses		30,614		31,070		(456)	-1%
Total current assets		1,234,358		1,415,222		(180,864)	-13%

Frequency rights, net		18,768		21,421		(2,653)	-12%
Telephone network systems and equipment, net		3,901,703		4,078,071		(176,368)	-4%
Intangible assets, net		80,963		123,344		(42,381)	-34%
Financial instruments		55,131		12,783		42,348	331%
Deposits		7,724		7,590		134	2%
Deferred taxes		17,806		-		17,806	0%
Other assets		2,150		2,151		(1)	0%

Total assets	Ps.	5,318,603	Ps.	5,660,582	Ps.	(341,979)	-6%

LIABILITIES
CURRENT LIABILITIES:
Interest payable		14,037		11,411		2,626	23%
Accounts payable and accrued expenses		271,598		368,054		(96,456)	-26%
Notes payable		4,419		2,423		1,996	82%
Customers deposits		2,124		1,999		125	6%
Payroll and other taxes payable		101,986		103,383		(1,397)	-1%
Total current liabilities		394,164		487,270		(93,106)	-19%

LONG-TERM LIABILITIES:
Senior notes		2,704,490		2,333,100		371,390	16%
Notes payable		4,078		5,987		(1,909)	-32%
Other accounts payable		35,289		44,021		(8,732)	-20%
Deferred taxes		4,480		12,892		(8,412)	-65%
Pensions and post-retirement obligations		2,461		2,074		387	19%
Other long term liabilities		27,707		31,863		(4,156)	-13%
Long Term Liabilities		2,778,505		2,429,937		348,568	14%
Total liabilities	Ps.	3,172,669	Ps.	2,917,207	Ps.	255,462	9%

SHAREHOLDERS' EQUITY
Capital stock		4,814,428		4,814,428		-	0%
Premium on capital stock		818,618		818,968		(350)	0%
Accumulated deficit		(3,345,581)		(2,811,464)		(534,117)	19%
Net profit (loss) for the period		(141,531)		(78,557)		(62,974)	80%
Total shareholders' equity	Ps.	2,145,934	Ps.	2,743,375	Ps.	(597,441)	-22%

Total liabitilies and equity	Ps.	5,318,603	Ps.	5,660,582	Ps.	(341,979)	-6%

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Second Quarter 2012 Results

 MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

 UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME IFRS

 Thousand of Mexican Pesos (''Ps.'')

	3 months ended June 30,						vs 2Q 2011			vs 6M 2011						6 months ended June 30,
	2012		%	2011		%	$ var		% var	2012		%	2011		%	$ var		% var

TOTAL REVENUES	Ps.	517,123	100%	Ps.	592,421	100%	Ps.	(75,298)	-13%	Ps.	1,064,389	100%	Ps.	1,181,616	100%	Ps.	(117,227)	-10%

Network operating services		142,109	27%		168,302	28%		(26,193)	-16%		305,317	29%		341,995	29%		(36,678)	-11%
Technical expenses		38,800	8%		28,641	5%		10,159	35%		74,161	7%		63,315	5%		10,846	17%
Installation expenses		2,425	0%		2,613	0%		(188)	-7%		5,016	0%		5,124	0%		(108)	-2%
Cost of network operation		183,334	35%		199,556	34%		(16,222)	-8%		384,494	36%		410,434	35%		(25,940)	-6%

GROSS PROFIT		333,789	65%		392,865	66%		(59,076)	-15%		679,895	64%		771,182	65%		(91,287)	-12%

Selling, general and administrative expenses		163,665	32%		189,386	32%		(25,721)	-14%		343,583	32%		364,924	31%		(21,341)	-6%

EBITDA		170,124	33%		203,479	34%		(33,355)	-16%		336,312	32%		406,258	34%		(69,946)	-17%

Depreciation and amortization		154,972			169,672			(14,700)	-9%		296,069			338,522			(42,453)	-13%
Other (Income) Expense		40,001			14,352			25,649	179%		48,611			31,871			16,740	53%
Restructuring		—			—			—	0%		9,914			8,959			955	11%

Operating income (loss)		(24,849)			19,455			(44,304)	-228%		(18,282)			26,906			(45,188)	-168%

Comprehensive (income) cost of financing:
Interest expense		89,912			70,786			19,126	27%		165,936			143,579			22,357	16%
Interest (income) loss, net		6,318			(453)			6,771	1495%		2,172			(668)			2,840	425%
Exchange (income) loss, net		118,848			(4,531)			123,379	2723%		(44,934)			(36,611)			(8,323)	-23%
		215,078			65,802			149,276	227%		123,174			106,300			16,874	16%

INCOME (LOSS) BEFORE TAXES		(239,927)			(46,347)			(193,580)	-418%		(141,456)			(79,394)			(62,062)	-78%

Taxes:
Income tax		—			413			(413)	-100%		—			—			—	0%
Defered Income Tax		(600)			(837)			237	28%		75			(837)			912	109%
Total tax		(600)			(424)			(176)	-42%		75			(837)			912	109%

NET INCOME (LOSS)	Ps.	(239,327)		Ps.	(45,923)		Ps.	(193,404)	-421%	Ps.	(141,531)		Ps.	(78,557)		Ps.	(62,974)	-80%

Weighted average basic shares		789,819			789,819						789,819			789,819
Weighted average fully diluted		795,174			832,569						795,174			832,155

Earnings per share basic		(0.30)			(0.06)						(0.18)			(0.10)
Earnings per share diluted		(0.30)			(0.06)						(0.18)			(0.09)

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Second Quarter 2012 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IFRS

Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2010	Ps.	4,814,428	Ps.	813,135	Ps.	(2,811,465)	Ps.	(1,064)	Ps.	2,815,034

Stock option plan				5,834						5,834

Repurchase of shares								1,064		1,064

Comprehensive net loss						(78,557)				(78,557)

Balances as of June 30, 2011	Ps.	4,814,428	Ps.	818,969	Ps.	(2,890,022)	Ps.	-	Ps.	2,743,375

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IFRS

Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2011	Ps.	4,814,428	Ps.	817,054	Ps.	(3,345,580)	Ps.	-	Ps.	2,285,902

Stock option plan				1,563						1,563

Repurchase of shares								-		-

Comprehensive net loss						(141,531)				(141,531)

Balances as of June 30, 2012	Ps.	4,814,428	Ps.	818,617	Ps.	(3,487,111)	Ps.	-	Ps.	2,145,934

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Second Quarter 2012 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 months ended June 30,							6 months ended June 30,
					vs 2011							vs 2011
	2012		2011		$ var		% var	2012		2011		$ var		% var

Operating Activities:
Income before taxes	Ps.	(239,927)	Ps.	(46,347)	Ps.	(193,580)	-418%	Ps.	(141,456)	Ps.	(79,394)	Ps.	(62,062)	-78%

Items without cash flow		378,863		212,127		166,735	79%		431,420		378,423		52,998	14%
Cash flow from income/loss before taxes		138,935		165,780		(26,844)	-16%		289,964		299,028		(9,064)	-3%

Cash flow from:
Accounts receivables		34,553		(7,227)		41,780	578%		40,738		(78,517)		119,255	152%
Inventory		(766)		6,310		(7,076)	-112%		(4,552)		12,955		(17,507)	-135%
Accounts payables		28,188		(24,239)		52,427	216%		36,124		(11,383)		47,507	417%
Other assets and liabilities		(31,989)		47,269		(79,258)	-168%		(15,956)		42,308		(58,264)	-138%
Cash flow from operation activities		29,985		21,700		8,286	38%		56,354		(34,637)		90,991	263%

Net cash flow from operating activities		168,921		187,480		(18,559)	-10%		346,318		264,392		81,926	31%

Cash flow from:
Telephone network systems and equipment, net		(103,794)		(78,993)		(24,801)	-31%		(182,785)		(128,292)		(54,493)	-42%
Other intangible assets		(30,000)		(22,500)		(7,500)	-33%		(30,000)		(45,000)		15,000	33%
Cash flow from capital expeditures		(133,794)		(101,493)		(32,301)	-32%		(212,785)		(173,292)		(39,493)	-23%

Cash in excess/(required) to be used in financing activities		35,127		85,986		(50,860)	-59%		133,533		91,100		42,434	47%

Cash flow from:

Vendor financing		134		(190)		324	170%		(619)		1,797		(2,416)	-134%
Additional paid in capital		768		1,884		(1,116)	-59%		1,564		5,832		(4,269)	-73%
Other financing activities		(164,199)		(140,519)		(23,681)	-17%		(166,903)		(144,520)		(22,382)	-15%
Cash flow from financing activities		(163,298)		(138,824)		(24,473)	-18%		(165,958)		(136,891)		(29,067)	-21%

Increase (decrease) in cash and temporary investments		(128,171)		(52,838)		(75,333)	-143%		(32,425)		(45,792)		13,367	29%

Cash and financial instruments at beginning of the period		492,326		382,270		110,056	29%		396,580		375,224		21,356	6%
Cash and cash equivalents at the end of the period	Ps.	364,155	Ps.	329,432	Ps.	34,723	11%	Ps.	364,155	Ps.	329,432	Ps.	34,723	11%

9